================================================================================
                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449

                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)

1.       Name of Registrant:
         BETHLEHEM STEEL CORPORATION

2.       Name of person relying on exemption:
         GREENWAY PARTNERS, L.P.

3.       Address of person relying on the exemption:
         277 PARK AVENUE, NEW YORK, NY 10172

4.       Written materials.  The following materials are attached:

         Exhibit 1:        Shareholder proposal submitted by Greenway
                           Partners, L.P. (the "Filer") to the Registrant pursuant to Rule 14a-8 and response of the Registrant in its Definitive Proxy Statement, as furnished to stockholders.



NY2:\1025184\01\LZ1C01!.DOC\56392.0003